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                          May 17, 2024

       Jeffrey A. Howard
       Chief Executive Officer
       Atlanticus Holdings Corporation
       Five Concourse Parkway
       Suite 300
       Atlanta, Georgia 30328

                                                        Re: Atlanticus Holdings
Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed May 10, 2024
                                                            File No. 333-279345

       Dear Jeffrey A. Howard:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Madeleine Joy Mateo at 202-551-3465 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              Paul Davis Fancher,
Esq.